Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-3788

Date: February 3, 2005

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov or the Royal Dutch website at www.shell.com. These documents may also be obtained free of charge by contacting Bart van der Steenstraten, Shell International B.V., FIK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ROYAL DUTCH PETROLEUM
COMPANY AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY ON
FEBRUARY 3, 2005.

          Royal Dutch/Shell Group of Companies

Summary results

FOURTH QUARTER			$ million	FULL YEAR
2004[a]	2003[a]	%		2004[a]	2003[a]	%
Unaudited				Unaudited
4,478	1,917	+134	Net income *	18,536	12,496	+48
(649)	231		Estimated current cost of supplies (CCS) adjustment for Oil Products segment — see note 3	945	(291)
5,127	1,686	+204	CCS earnings *	17,591	12,787	+38
			*including discontinued operations — see note 4
6,736	4,429		Cash from operations	25,587	21,719
5,609	4,628		Cash from operations excluding working capital movements	26,073	20,551
5,105	4,517		Capital investment	14,915	14,294
3,837	3,989		Upstream production (thousand boe/d)	3,772	3,905
(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1, Reserves restatement on page 21.

Record earnings and cash generation

•	Record 2004 net income of $18.5 billion

•	Strong downstream profits and asset utilisation

•	Record $33 billion cash from operations and divestments

•	3.8 million barrels of oil equivalent (boe) per day production, at high end of indicated range

•	At least $10 billion cash to shareholders from dividends in 2005 subject to exchange rates

•	$3-5 billion buyback programme relaunched for 2005

•	Proved reserves 2003 restated by 1.4 billion boe

•	Proved Reserves Replacement Ratio (RRR) for 2004 expected to be in range 45-55% before year-end pricing impact and divestments

Jeroen van der Veer, Chief Executive, said: “2004 was a year of extremes, with the reserves recategorisation on one hand and record net income and cash generation on the other. Our performance demonstrates our financial and operational resilience, and the quality of our people and assets. We have taken the steps necessary to close out the reserves issue, made substantial improvements to our portfolio and are reshaping the organisation. We expect to pay out at least $10 billion in dividends in 2005 and will relaunch our share buyback programme. The proposal to create Royal Dutch Shell plc reflects our commitment to regain our competitive strength.”

A report by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

•	Basic net income per share for Royal Dutch in 2004 was €4.43 ($5.50) and for Shell Transport was 42.7p. Basic CCS earnings per share for Royal Dutch in 2004 were €4.19 ($5.22) and for Shell Transport were 40.5p.

•	Second interim dividends have been announced of €1.04 per share for Royal Dutch (€1.79 for the year) and of 10.7p per share for Shell Transport (16.95p for the year).

Segment earnings

FOURTH QUARTER			$ million	FULL YEAR
2004[a]	2003[a]	%		2004[a]	2003 [a]	%
Unaudited				Unaudited
			Segment earnings
2,578	2,052		Exploration and Production	9,664	9,105
1,020	266		Gas & Power	2,155	2,289
2,297	236		Oil Products (CCS basis)	6,530	3,147
(200)	(354)		Chemicals	930	(209)
(568)	(514)		Other segments/Corporate/Minority Interests	(1,688)	(1,545)
5,127	1,686	+204	CCS earnings	17,591	12,787	+38
(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1, Reserves restatement on page 21.

Additional earnings information fourth quarter, 2004

     The earnings in the fourth quarter 2004 reflect the following items, which in aggregate were a net gain of $318 million (compared to net charges of some $900 million a year ago):

•	In Exploration and Production the impact on earnings was neutral as divestment gains of $306 million and $228 million income related to the mark-to-market valuation of certain UK gas contracts were offset by other charges.

•	Gas & Power earnings included $564 million gains from divestments.

•	Oil Products earnings included total net gains of $416 million, from divestments gains ($810 million) and combined net charges ($394 million) related to the impairment of certain refining and retail assets and various tax, legal, severance and environmental items.

•	Chemicals earnings include an impairment of the investment in Basell of $565 million.

•	Corporate and other industry segment earnings include charges of $101 million.

Key features of the full year 2004

2004 Basic earnings per share — see note 1 and note 9

•	Prior to restatement (see note 1), on a net income basis, basic earnings per share (EPS) for Royal Dutch for 2004 was €4.43 ($5.50) and for Shell Transport were 42.7p. On a CCS basis, basic EPS for Royal Dutch 2004 were €4.19 ($5.22) and for Shell Transport EPS were 40.5p.

2004 Second interim dividend

•	Second interim dividends have been announced of €1.04 per share for Royal Dutch (€1.79 for the full year, up 1.7% from 2003) and of 10.7p per share for Shell Transport (16.95p for the full year, up 7.6%).

2004 Reported net income- see note 1

•	Record reported net income of $18,536 million was 48% higher than 2003. Net income in 2004 included net gains of $88 million (including divestment gains partly offset by other charges), versus a net charge of $14 million in 2003.

2004 CCS earnings — see note 1 and note 3

•	Full year CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) for the year were $17,591 million, 38% higher than 2003. Earnings reflected higher hydrocarbon realisations, strong LNG earnings and higher Downstream earnings in Oil Products and Chemicals.

2004 ROACE — see note 1 and note 5

•	The return on average capital employed (ROACE) on a net income basis (see note 5) was 20.1% (2003 15.5%).

2004 Upstream EP earnings- see note 1

•	Exploration and Production 2004 segment earnings of $9,664 million were 6% higher than a year ago mainly reflecting higher prices, lower volumes and higher costs. This included divestment gains of $608 million offset by charges (totalling $1,030 million) for mark-to-market valuations in the UK, the write down of exploration assets and other charges. 2003 earnings of $9,105 million included net credits of $45 million.

2004 Production

•	Hydrocarbon production in 2004 was 3,772 thousand barrels oil equivalent (boe) per day. Excluding the impact of divestments of 76 thousand boe per day, total production was 3,848 or 1% lower than 2003. Previous guidance for production for 2004 was 3.7 to 3.8 million boe per day

Reserve Restatement

•	The Group has now completed its proved reserves reviews and internal audits for the period 2003 and earlier, and has determined that it will restate approximately 1.4 billion boe of proved reserves. SEC Proved reserves at December 31, 2003, previously reported as 14.35 billion boe, are estimated to be 12.95 billion boe.

Reserves Replacement Ratio (RRR) 2004

•	The proved Reserves Replacement Ratio (RRR) for 2004 is expected to be in the range 45-55% before year-end pricing impact and divestments.

2004 Upstream GP segment earnings

•	Gas & Power segment earnings for 2004 were $2,155 million including divestment gains of $748 million. 2003 earnings were $2,289 million and included divestment gains of $1,120 million mainly from the sale of Ruhrgas. Earnings reflected higher LNG volumes and improved LNG prices.

2004 Downstream OP segment earnings

•	Oil Products CCS segment earnings for 2004 were $6,530 million including divestment gains of $1,038 million partly offset by net charges of $475 million. 2003 earnings were $3,147 million and included a charge of $427 million. Earnings increased mainly due to significantly higher refining margins, higher trading profits and higher operating rates.

2004 Downstream Chemicals segment earnings

•	Chemicals segment earnings were a profit of $930 million. This includes the impairment of the investment in Basell amounting to $565 million. 2003 was a loss of $209 million, which included $549 million net charges. The improvement in earnings was due to volume growth and higher margins.

2004 Cash flow from operations

•	Full year cash flow from operating activities was $25.6 billion, up 18% from 2003. Fourth quarter cash flow from operations was $6.7 billion.

2004 Debt ratio

•	The total debt ratio was 13.7% compared to 20.9% at year-end 2003; cash and cash equivalents increased by $6.5 billion to $8.5 billion and debt decreased by $5.7 billion.

2004 Capital Investment

•	Capital investment for 2004 was $13.4 billion (excluding the minority share of Sakhalin of $1.5 billion) of which $10.0 billion was invested in the Upstream segments.

2004 Proceeds from divestments

•	Gross proceeds from divestments for the full year were $7.6 billion and for the fourth quarter were $4.8 billion.

2004 Share buy back

•	Share purchases for cancellation and to underpin the employee share option schemes were a combined total of $1.7 billion in 2004.

Update on Transaction

•	The documentation for the proposal to shareholders for the unification of the Royal Dutch/Shell Group of Companies under a single parent company, Royal Dutch Shell plc (the “Transaction”), is expected to be published in May 2005. As previously announced, it is envisaged that the Transaction will be voted on by shareholders at meetings on 28 June 2005 (the same day as the Annual General Meetings of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c.), with the Transaction expected to be completed in July 2005.

Outlook 2005

2005 Dividend payments

•	With the adoption of quarterly dividends in 2005 and subject to exchange rates, payment of at least $10 billion in dividends is expected in 2005. In this transition year this results from payment of the 2004 second interim dividend (some 60% of the 2004 dividend distribution subject to exchange rates) followed by three quarterly dividend payments on account of 2005.

2005 Buyback program

•	Given strong cash and debt position from 2004, the buyback program will be relaunched on 3 February 2005, with return of surplus cash to shareholders for the year 2005 in the range of $3 billion to $5 billion, assuming continued high oil prices. Any purchases will be made in accordance with applicable regulations and consistent with an exemption received from the SEC in connection with the Transaction whereby any purchases of Royal Dutch shares will only occur outside the USA.

Capital Investment

•	Capital investment in the medium term is expected to be around $15 billion per annum excluding the minority share of Sakhalin.

Divestments 2004-2006

•	Guidance for gross divestment proceeds for the period 2004 to 2006 is increased to a range of $12 billion to $15 billion in aggregate.

Gearing

•	The targeted gearing is in the 20% to 25% range, including other commitments such as operating leases and retirement benefits (totalling some $10 billion), and net of cash holdings minus operational cash requirements. On this basis gearing stood at some 16% at the end of 2004.

Production

•	The production outlook for 2005 to 2006 remains 3.5 to 3.8 million boe per day and for 2009 remains 3.8 to 4.0 million boe per day.

Reserves Restatement as at end 2003 (financial impact see note 1)

On 28 October 2004, the Group provided early guidance that reserve audits indicated the potential for an SEC proved reserve reduction of approximately 900 million boe. At that time, some 55% of the proved reserve base had been subject to preliminary review by our internal audit teams.

The Group has now completed its proved reserves reviews and internal audits for the period 2003 and earlier, and has determined that it will restate approximately 1.4 billion boe of proved reserves. SEC proved reserves at 31 December 2003, previously reported as 14.35 billion boe, are estimated to be 12.95 billion boe.

These revisions result from a thorough review of the portfolio by asset teams and completion of the audit process that commenced mid 2004. More than 3,000 staff have been trained on SEC-compliant reserves estimation procedures, and have engaged in a detailed review of 100% of the Group’s asset base, in many cases assisted by external consultants. In addition, an extensive programme of 30 internal audits was conducted with the participation of separate external consultants. The reserve changes announced today have been agreed by the Exploration and Production Reserves Committee, with final review by the Executive Committee, Group Audit Committee and Parent Company Boards completed as of 2 February 2005.

Restated volumes are primarily a result of re-interpretation of technical data consistent with SEC definitions. Four technical issues contribute to the restatement: recovery factor analysis and interpretation accounts for approximately 52%; definition of proved area approximately 31%; lack of suitable field analogues for improved recovery approximately 8%; and interpretation of lowest known hydrocarbons accounts for approximately 6%. Non-technical issues such as project phasing and contractual issues contribute 3%, in contrast to earlier announced restatements. The proportion of proved developed reserves in this restatement is around 45%.

This announcement of a further adjustment in SEC proved reserves reflects the application of our more rigorous and detailed estimation and reporting procedures, announced in April 2004. We have completed the 2004 reserves review and based on this will publish final figures with the publication of our Annual Report and Form 20-F filings. We expect to publish details of our reserves process and guidelines prior to our Annual General Meetings in June 2005.

The proved Reserves Replacement Ratio (RRR) for 2004 is expected to be in the range 45-55% before year-end pricing impact and divestments. Including these items, the proved RRR is expected to be in the range 15-25%. The impact of year-end pricing is 14%, most of which is attributable to low year-end bitumen prices at Peace River in Canada, leading to the removal of all Peace River SEC proved reserves. The remaining year-end pricing impact is attributable to a reduction in reserve entitlements in production sharing contracts. Divestments reduce the proved RRR by 16%.

The SEC proved reserves estimates do not include petroleum reserves of around 600 million barrels associated with oil sands in Canada, which contributed 80 thousand boe per day in 2004 to production.

The Group continues to target 100% Reserves Replacement over the period 2004-2008. Most proved reserves are expected to be added in the latter part of the period as new projects are developed and brought on stream.

Fourth quarter 2004 investments and portfolio developments

Upstream:

Exploration and Production; Gas and Power

     Upstream portfolio developments during the quarter were:

     Petroleum Development Oman (Shell share 34%) extended its oil concession licence in Oman to carry out petroleum operations to 2044. This concession accounts for more than 90% of Oman’s current crude oil production.

     During the fourth quarter, exploration discoveries were made in Gabon, Malaysia and Alberta, Canada and appraisal drilling was successful at Gumusut in deepwater Malaysia.

     In Ireland, planning permission was received for the development of the Corrib gas field (Shell Share 45%).

     First oil and gas was produced from Holstein (Shell share 50%) in the Gulf of Mexico, West Salym (Shell share 50%) in Western Siberia and from Goldeneye (Shell share 49%) and Howe (Shell share 60%) in the North Sea.

     The divestments of Block 18 in Angola (Shell share 50%) and the Rosetta concession in Egypt (Shell share 40%) were completed. In addition, an agreement was signed for the sale of the Schooner and Ketch gas fields in the UK and for Chinese National Offshore Oil Corporation Limited to participate in the North West Shelf (NWS) venture in Australia.

     The Australian NWS venture delivered its first LNG cargo from LNG train 4.

     The Sakhalin LNG joint venture signed a supply agreement for 1.5 million tonnes per annum (mtpa) for 22 years with Tokyo Electric Power. Malaysia Tiga LNG concluded a supply agreement with Kogas in Korea for 2.8 mtpa from 2005 to 2008 and the Australian NWS LNG partners concluded agreements with Guangdong Dapeng LNG of China for the supply of 3.3 mtpa from 2006 for 25 years and equity participation of Guangdong Dapeng LNG in part of the NWS project.

     The sale of the gas transportation business of N.V. Nederlandse Gasunie to the Dutch government for €2.8 billion (Shell has a 50% share) was agreed. Completion is expected mid 2005 contingent on Dutch parliamentary approval. Shell also divested its 16.67% interest in gas distribution companies Distrigas SA and Fluxys SA in Belgium, the majority of its gas transmission businesses in the Gulf of Mexico and part of its shareholding in Enterprise Products Partners L.P. Shell also agreed to sell a further 25% equity interest in the Altamira LNG import terminal project in Mexico, retaining capacity rights.

Downstream:

Oil Products and Chemicals

     Downstream continued implementation of the Group’s strategy for reshaping the portfolio during the quarter.

     The sales of Shell’s US Mid-Continent and Mid-West refined products pipeline systems were completed with total gross cash proceeds of just over $1 billion. The sale of the retail and commercial assets in Portugal and of the downstream assets mainland Spain were completed.

     The sale of Shell’s 64% equity share in the Rayong Refinery in Thailand was completed, reducing Shell’s consolidated debt by some $1.3 billion.

     Asset sale agreements were signed for some Oil Products businesses in the Eastern part of the Caribbean, Romania, the Netherlands and the USA. Additionally, Shell concluded the sale agreement relating to the divestment of the LPG business in Portugal. These transactions and the sale of the Canary Islands downstream assets are expected to close in 2005.

     In early 2005, the sale of the Bakersfield Refinery was announced and is expected to complete in the first quarter of 2005.

     Shell announced that it is progressing with the detailed design and engineering of its proposed world scale cracker and derivatives project in Singapore to begin construction in 2006 and start up in 2009.

     PTT PolyCanada (Shell share 50%) started up the 95,000 tonnes per annum plant for the production of polytrimethylene terephthalate (Corterra) in Montreal, Canada. Feedstock will be supplied from Shell’s Geismar petrochemicals plant in the USA.

     In July 2004, Shell and BASF announced the review of strategic alternatives regarding their polyolefins joint venture Basell (Shell share 50%). The options being reviewed by the shareholders include the sale of their stakes. To date, a number of offers for the company from both financial and strategic buyers have been received.

Exploration
and
Production

Earnings by segment

FOURTH QUARTER			$ million	FULL YEAR
2004 [a]	2003 [a]	%		2004 [a]	2003 [a]	%
Unaudited				Unaudited
2,578	2,052	+26	Segment earnings *	9,664	9,105	+6

			* includes:
			Asset retirement obligations — see note 2		255

2,163	2,375	-9	Crude oil production (thousand b/d)	2,253	2,379	-5
9,710	9,363	+4	Natural gas production available for sale (million scf/d)	8,808	8,849	—

     (a) All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1 [Reserves restatement] on page 21.

     Fourth quarter segment earnings of $2,578 million were 26% higher than a year ago, mainly due to higher hydrocarbon prices.

     Earnings this quarter included divestment gains offset by charges. Divestment gains of $306 million from assets in Angola, Australia and Egypt, and a $228 million mark-to-market valuation credit related to certain UK gas supply contracts, were offset by charges including deferred tax revaluations and unrecoverable costs.

     Liquids realisations were 46% higher compared to an increase in Brent of 50% and WTI of around 55%. Outside the USA, gas realisations increased by 14%. In the USA gas realisations increased by 56%, compared to an increase in Henry Hub of 23%.

     Total hydrocarbon production for the quarter was 3,837 thousand boe per day. Excluding the impact of divestments of 55 thousand boe per day, production is 2% lower than a year ago; this reflects a 7% decrease in oil production and a 5% increase in gas production.

     Production benefited from new fields in the USA (primarily Na Kika), Malaysia (Jintan) and the UK (Goldeneye, Howe, Scoter) and the ramp-up of production (in Nigeria and Brazil) totalling some 180 thousand boe per day versus the same quarter last year. New production volumes exceeded field declines of approximately 150 thousand boe per day, mainly in the USA, the UK and Norway. Production quarter on quarter was impacted by hurricanes in the Gulf of Mexico by some 43 thousand boe per day.

     Capital investment in the fourth quarter of $2.9 billion, excluding the minority share of Sakhalin, and including exploration expense of $0.5 billion, was 13% higher than the corresponding period last year.

     Full year earnings of $9,664 million were 6% higher than a year ago, mainly due to higher hydrocarbon prices.

     Divestment gains of $608 million in 2004 were offset by $118 million mark-to-market valuation charges for certain UK gas supply contracts and a $330 million charge for the write down of various exploration assets. Other charges (including tax) of $582 million led to an overall net charge of $422 million for 2004.

     Earnings were further impacted by lower hydrocarbon production, an increase in the effective tax rate, higher depreciation, higher operating costs and exploration charges and the effect of a weaker dollar.

     The increase in the effective tax rate this year is due to the effect of higher oil and gas prices on certain production contracts and an increase in the tax burden in Denmark.

     Liquids realisations were 29% higher than in 2003 against an increase in Brent and WTI of 33-34%. Outside the USA gas realisations increased by 10%. In the USA the increase was 13%, higher than the Henry Hub increase of 4%.

     Total hydrocarbon production for 2004 was 3,772 thousand boe per day and 3% down compared to a year ago. Excluding divestments of 76 thousand boe per day, the year on year price impact on Production Sharing Contracts (PSC) and the increased effect of hurricanes in the Gulf of Mexico, production was unchanged compared to 2003; this reflected a decrease in oil production of 2% and an increase in gas production of 3%.

     Production benefited from new fields in Canada (Athabasca Oil Sands), Brazil (Bijupira Salema), the USA (mainly Na Kika and Habanero), Malaysia (Jintan) and the UK (Carrack and Scoter) and ramp up of production totalling some 221 thousand boe a day. New production volumes exceeded field declines, mainly in the USA, the UK, Oman and Norway of some 163 thousand boe per day.

     Capital investment in 2004 of $8.8 billion, excluding minority share of Sakhalin, was similar to a year ago. Exploration expenditure including signature bonuses amounted to $1.3 billion in 2004.

Gas & Power

FOURTH QUARTER			$ million	FULL YEAR
2004	2003	%		2004	2003	%
Unaudited				Unaudited
1,020	266	+283	Segment earnings	2,155	2,289	-6

2.76	2.47	+12	Equity LNG sales volume (million tonnes)	10.15	9.33	+9

     Fourth quarter earnings of $1,020 million compared to earnings of $266 million a year ago. The current quarter benefited from divestment gains of $564 million, 12% higher LNG sales volumes (at quarterly record of 2.76 million tonnes), improved realised LNG prices and higher dividends. LNG volumes include the start-up of Australian NWS LNG Train 4 and the continued ramp-up of Malaysia Tiga LNG volumes. Marketing and Trading earnings were better than the same period last year.

     Full year 2004 segment earnings of $2,155 million compared with earnings of $2,289 million a year ago. 2004 earnings included $748 million income from divestment gains versus $1,120 million in 2003. Strong earnings reflected a 9% increase in LNG sales volumes and higher realised LNG prices and dividends. Income from Gas-To-Liquids (GTL) increased as a result of high asset utilisation and margins at the Malaysian Bintulu plant. Midstream and Marketing and Trading income were lower and development costs increased during the year. LNG volumes benefited from the start-up of Australia NWS joint venture Train 4, Malaysia Tiga volume ramp-up and a full year of Nigeria LNG Train 3 volumes.

Oil Products

FOURTH QUARTER			$ million	FULL YEAR
2004	2003	%		2004	2003	%
Unaudited				Unaudited
1,633	481	+239	Segment earnings	7,537	2,860	+164

(664)	245		CCS adjustment – see note 3	1,007	(287)

2,297	236	+873	Segment CCS earnings	6,530	3,147	+107

4,124	4,261	-3	Refinery intake (thousand b/d)	4,162	4,167	-
7,699	7,555	+2	Oil product sales (thousand b/d)	7,600	7,445	+2

     Fourth quarter segment earnings were $1,633 million compared to $481 million a year ago.

     Fourth quarter CCS earnings were $2,297 million compared to $236 million a year ago.

     Oil Products earnings included total net gains of $416 million from divestments ($810 million) and combined charges ($394 million) related to the impairment of certain refining and retail assets and various tax, legal, severance and environmental charges.

     Outside the USA segment earnings were $1,123 million compared to $330 million a year ago. CCS earnings were $1,591 million in the fourth quarter up from earnings of $294 million a year ago. Net gains of $75 million are included in these results (2003: net charges $155 million). Refining earnings were up as a result of strong margins in Europe and Asia Pacific. Refinery intake was 1.6% lower than the prior year. Marketing earnings increased versus the prior year due to stronger retail and commercial margins. Trading profits were up versus the fourth quarter of 2003. Overall operating costs increased by $493 million due largely to the impact of a weaker US dollar on non-dollar denominated operating costs.

     In the USA segment earnings were $510 million compared to $151 million a year ago. CCS earnings were $706 million compared to a loss of $58 million in the fourth quarter of 2003. Fourth quarter 2004 earnings include net gains of $341 million (2003: net charges of $169 million). Refining earnings increased as a result of stronger Gulf Coast and West Coast refining margins. Refinery intake declined nearly 8% due to the sale of the Delaware City refinery in the second quarter of the year. Plant utilisation was up marginally and unplanned downtime was reduced. Marketing earnings declined, as the impact of higher retail and commercial margins was offset by lower Lubricants results reflecting lower volumes and margins as well as higher cost. Retail and commercial volumes declined in line with the ongoing network optimisation. Trading earnings were up versus last year.

     Full year segment earnings were $7,537 million compared to $2,860 million a year ago.

     Full year CCS earnings were $6,530 million in 2004, an increase of 107% compared to earnings of $3,147 million in 2003. Earnings included net gains of $1,038 million from divestments and $475 million charges related to the impairment of certain refining and retail assets and various tax, legal, severance and environmental charges. This compares to 2003 net charges of $427 million.

     Outside the USA segment earnings were $5,597 million compared to $2,461 million a year ago. CCS earnings were $4,844 million, 75% up from earnings of $2,768 million in 2003. Net gains of $242 million are included in these results (2003: net charges $164 million). Refining earnings were up as a result of stronger refining margins for most of the year in Europe and Asia Pacific. Refinery intake was up about 1% versus 2003. Marketing earnings increased versus the prior year due to stronger retail and commercial margins in the last half of the year. Refinery utilisation was down slightly from 81% to 80% due to higher planned maintenance downtime. Trading earnings were up over 2003. Overall operating costs increased by $1,639 million due largely to the impact of a weaker US dollar on non-dollar denominated operating costs.

     In the USA segment earnings were $1,940 million compared to $399 million a year ago. CCS earnings were $1,686 million in 2004 substantially up from earnings of $379 million in 2003. Net gains of $321 million are included in 2004 results (2003: net charges $263 million). Refining earnings increased as a result of stronger Gulf Coast and West Coast refining margins for much of the year. Refinery intake declined 2%; lost intake due to the sale of the Delaware City refinery was partially offset by higher intake at other refineries. Refinery utilisation was up nearly 2 percentage points due to lower unplanned downtime. Marketing earnings declined as a result of lower marketing margins for most of the year and reduced earnings from Lubricants due to lower volumes and margins as well as higher cost. Retail and commercial volumes declined due to ongoing portfolio rationalisation. Trading earnings were up significantly versus the prior year.

Chemicals

FOURTH QUARTER			$ million	FULL YEAR
2004	2003	%		2004	2003	%
Unaudited				Unaudited
(200)	(354)		Segment earnings	930	(209)

5,964	5,972		Sales volumes (thousand tonnes)	24,160	23,108	+5

     Segment earnings for the fourth quarter were a loss of $200 million and after the impairment of the investment in Basell amounting to a loss of $565 million. This compared to a loss of $354 million last year, which included net charges of $417 million. Earnings reflected stronger demand and higher margins and benefited from capacity additions in 2004 (Deer Park cracker expansion and Sabina Petrochemicals butadiene plant start-up in the USA and the expansion of the EO/Glycols unit in the Netherlands). Earnings increased relative to a year ago due to improved industry margins tempered by cost of sales increases in the USA due to falling crude based feedstock prices during the fourth quarter 2004 and crude and ethylenes inventory valuation. Unplanned downtime of cracker capacity in Europe as well as a late-December unplanned shutdown at Deer Park in the USA impacted sales volumes and earnings. The weaker US dollar improved margins outside the USA, partly offset by a negative impact on costs.

     Full year segment earnings were a profit of $930 million and after the $565 million impairment of the investment in Basell. This compared with a loss of $209 million in 2003, when earnings were impacted by charges of $549 million. The improvement in earnings this year was attributable to higher operating rates and more favourable margins. Sales volumes increased by 5% reflecting higher demand and capacity additions. Asset utilisation was 3% higher on average, reflecting higher operating rates in the second and third quarter of 2004, although in the first and the fourth quarter asset performance was impacted by planned and unplanned downtime of crackers in Europe and in the USA. Margins improved for most products, reflecting price realisations that outweighed the growing cost of feedstocks.

Other Industry
and
Corporate segments

FOURTH QUARTER		$ million	FULL YEAR
2004	2003		2004	2003
Unaudited			Unaudited
(81)	(40)	Other industry segment earnings	(141)	(267)

(305)	(396)	Corporate segment net costs	(899)	(917)

     In the fourth quarter Other industry segments (Renewables, Hydrogen and Consumer) earnings were a loss of $81 million, compared to a loss of $40 million in the same period a year ago. Corporate net costs were $305 million compared to $396 million a year ago. Positive difference in exchange results and reduced interest costs were partly offset by higher costs and taxation expenses.

     Full year losses in Other industry segments were $141 million, compared to a loss of $267 million in the same period a year ago.

     Corporate net costs were $899 million compared to $917 million a year ago.

Note

     The results shown for the fourth quarter are unaudited.

     Quarterly results for 2005 are expected to be announced on 28 April 2005 for the first quarter, 28 July 2005 for the second quarter and 27 October 2005 for the third quarter.

     This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

     Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group of Companies’ businesses. The Royal Dutch/Shell Group of Companies does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

3 February 2005

Appendix 1: Group financial statements and tables

Statement of income

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2004[a]	2004[a]	2003[a]	%[1]		2004[a]	2003[a]	%
Unaudited	Unaudited				Unaudited
95,628	87,941	67,313	+42	Sales proceeds	337,522	263,889	+28
19,204	18,011	17,699		Sales taxes, excise duties and similar levies	72,332	65,527

76,424	69,930	49,614	+54	Net proceeds	265,190	198,362	+34
65,546	57,605	41,279		Cost of sales	221,302	164,858

10,878	12,325	8,335	+31	Gross profit	43,888	33,504	+31
				Selling, distribution and
4,418	3,570	3,796		administrative expenses	14,856	13,279
519	302	880		Exploration	1,823	1,475
161	97	155		Research and development	553	584

5,780	8,356	3,504	+65	Operating profit of Group companies	26,656	18,166	+47
981	1,841	779		Share of operating profit of associated companies	5,676	3,465

6,761	10,197	4,283	+58	Operating profit	32,332	21,631	+49
658	233	105		Interest and other income	1,705	1,967
336	288	340		Interest expense	1,214	1,324
3	23	(88)		Currency exchange gains/(losses)	(39)	(231)

7,086	10,165	3,960	+79	Income before taxation	32,784	22,043	+49
3,646	4,620	1,840		Taxation	15,186	9,475

3,440	5,545	2,120	+62	Income after taxation	17,598	12,568	+40
135	224	84		Minority interests	622	352

3,305	5,321	2,036		Income from continuing operations	16,976	12,216
1,173	76	(119)		Income from discontinued operations, net of tax	1,560	25
—	—	—		Cumulative effect of a change in	—	255
				accounting principle, net of tax, for asset retirement obligations

4,478	5,397	1,917	+134	NET INCOME	18,536	12,496	+48

[1]	Q4 on Q4 change

(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1 Reserves restatement on page 21.

Earnings by segment

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2004[a]	2004 [a]	2003 [a]	%[1]		2004 [a]	2003 [a]	%
Unaudited	Unaudited				Unaudited
				Exploration and Production:
1,752	1,617	1,414	+24	World outside USA	6,613	6,329	+4
826	788	638	+29	USA	3,051	2,776	+10

2,578	2,405	2,052	+26		9,664	9,105	+6

				Gas & Power:
924	263	231	+300	World outside USA	2,015	2,149	-6
96	9	35	+174	USA	140	140	-

1,020	272	266	+283		2,155	2,289	-6

				Oil Products:
1,591	1,199	294	+441	World outside USA	4,844	2,768	+75
706	356	(58)	—	USA	1,686	379	+345

2,297	1,555	236	+873		6,530	3,147	+107

				Chemicals:
(175)	431	(123)		World outside USA	792	314	+152
(25)	146	(231)		USA	138	(523)

(200)	577	(354)			930	(209)

(81)	(37)	(40)		Other industry segments	(141)	(267)

5,614	4,772	2,160	+160	TOTAL OPERATING SEGMENTS	19,138	14,065	+36

				Corporate:
(168)	(137)	(231)		Interest income/(expense)	(661)	(823)
39	33	(100)		Currency exchange gains/(losses)	63	(160)
(176)	(50)	(65)		Other — including taxation	(301)	66

(305)	(154)	(396)			(899)	(917)

(182)	(211)	(78)		Minority interests	(648)	(361)

5,127	4,407	1,686	+204	CCS EARNINGS	17,591	12,787	+38

(649)	990	231		CCS adjustment for Oil Products	945	(291)

4,478	5,397	1,917	+134	NET INCOME	18,536	12,496	+48

[1]	Q4 on Q4 change

(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1 Reserves restatement on page 21.

Summarised statement of assets and liabilities

$ million

	Dec 31	Sep 30	Dec 31
	2004 [a]	2004 [a]	2003[a]
	Unaudited	Unaudited
Fixed assets:
Tangible fixed assets	89,929	86,809	87,701
Intangible fixed assets	4,890	4,668	4,735
Investments	22,516	23,258	22,787

	117,335	114,735	115,223

Other long-term assets:
Prepaid pension costs	8,278	7,270	6,516
Deferred taxation	1,995	1,706	2,092
Other	4,369	4,524	2,741

	14,642	13,500	11,349

Current assets:
Inventories	15,391	16,879	12,690
Accounts receivable	37,998	38,178	28,969
Cash and cash equivalents	8,459	2,618	1,952

	61,848	57,675	43,611

Current liabilities:
Short-term debt	5,822	7,349	11,027
Accounts payable and accrued liabilities	40,207	39,362	32,347
Taxes payable	9,885	11,062	5,927
Dividends payable to Parent Companies	4,750	—	5,123

	60,664	57,773	54,424

Net current assets/(liabilities)	1,184	(98)	(10,813)

Total assets less current liabilities	133,161	128,137	115,759

Long-term liabilities:
Long-term debt	8,600	9,468	9,100
Other	8,065	7,639	6,054

	16,665	17,107	15,154

Provisions:
Deferred taxation	15,145	15,018	15,447
Other	10,753	9,544	8,882

	25,898	24,562	24,329

Minority interests	5,318	4,746	3,428

NET ASSETS	85,280	81,722	72,848

(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1 Reserves restatement on page 21.

Summarised statement of cash flows (Note 7)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2004[a]	2004[a]	2003[a]		2004 [a]	2003 [a]
Unaudited	Unaudited			Unaudited
			CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
4,478	5,397	1,917	Net income	18,536	12,496
3,545	2,605	3,436	Depreciation, depletion and amortisation	11,897	11,422
(2,164)	(184)	(376)	(Profit)/loss on sale of assets	(3,033)	(2,141)
1,127	(1,267)	(199)	Decrease/(increase) in net working capital	(486)	1,168
			Associated companies:
943	(385)	381	dividends more/(less) than net income	246	501
(1,039)	249	(488)	Deferred taxation and other provisions	(485)	(504)
(154)	(174)	(242)	Other	(1,088)	(1,223)

6,736	6,241	4,429	Cash flow provided by operating activities	25,587	21,719

			CASH FLOW USED IN INVESTING ACTIVITIES:
(4,392)	(3,034)	(3,874)	Capital expenditure	(12,734)	(12,252)
3,778	447	1,002	Proceeds from sale of assets	5,078	2,286
643	119	66	Net investments in associated companies	270	(275)
			Proceeds from sale and other movements in
672	119	(205)	investments	1,743	1,989

701	(2,349)	(3,011)	Cash flow used in investing activities	(5,643)	(8,252)

			CASH FLOW PROVIDED BY/ (USED IN) FINANCING ACTIVITIES:
(476)	(219)	(1,617)	Net increase/(decrease) in long-term debt	(1,144)	(2,168)
(1,135)	521	(457)	Net increase/(decrease) in short-term debt	(3,701)	(2,507)
(53)	272	199	Change in minority interests	807	(1,363)
—	(3,904)	—	Dividends paid to: Parent Companies	(8,490)	(6,248)
(62)	(84)	(56)	Minority interests	(264)	(300)

			Cash flow provided by/(used in) financing
(1,726)	(3,414)	(1,931)	activities	(12,792)	(12,586)

			Parent Companies’ shares: net
(20)	(314)	(51)	sales/(purchases) and dividends received	(758)	(633)

			Currency translation differences relating
150	6	49	to cash and cash equivalents	113	148

5,841	170	(515)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,507	396

(a)	All amounts in this announcement for the Group and the Exploration and Production segment do not yet give effect to the financial impact of the additional reserves restatement announced today. The Group and Exploration and Production segment results will be restated in both the prior and current periods — see note 1 Reserves restatement on page 21.

Operational data — Upstream

QUARTERS					FULL YEAR
Q4	Q3	Q4
2004	2004	2003%[1]			2004	2003	%
thousand b/d					thousand b/d
				CRUDE OIL PRODUCTION
565	547	645		Europe	580	671
372	398	391		Africa	399	365
219	246	265		Asia Pacific	243	285
467	507	485		Middle East, Russia, CIS	471	497
383	378	387		USA	375	414
94	110	124		Other Western Hemisphere	105	101

				Total crude oil production
2,100	2,186	2,297		excluding oil sands	2,173	2,333
63	93	78		Oil sands	80	46

				Total crude oil production
2,163	2,279	2,375	-9	including oil sands	2,253	2,379	-5

million scf/d2				NATURAL GAS PRODUCTION	million scf/d2
				AVAILABLE FOR SALE
4,559	2,673	4,359		Europe	3,739	3,587
383	392	377		Africa	375	352
2,256	2,131	2,104		Asia Pacific	2,132	2,136
676	671	558		Middle East, Russia, CIS	691	707
1,302	1,294	1,397		USA	1,332	1,527
534	545	568		Other Western Hemisphere	539	540

9,710	7,706	9,363	+4		8,808	8,849	–

thousand b/d3				BARRELS OF OIL EQUIVALENT	thousand b/d3
1,351	1,008	1,396		Europe	1,224	1,290
438	466	456		Africa	464	426
608	613	628		Asia Pacific	611	653
584	623	581		Middle East, Russia, CIS	590	619
607	601	628		USA	605	677
186	204	222		Other Western Hemisphere	198	194

3,774	3,515	3,911		Total production excl oil sands	3,692	3,859
63	93	78		Oil sands	80	46

3,837	3,608	3,989	-4	Total production incl oil sands	3,772	3,905	-3

[1]	Q4 on Q4 change
[2]	scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 m3
[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand b/d

Operational data – Upstream (continued)

QUARTERS					FULL YEAR
Q4	Q3	Q4
2004	2004	2003%[1]			2004	2003	%
million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes

2.76	2.44	2.47	+12	Equity LNG sales volume	10.15	9.33	+9

	$/bbl			Realised Oil Prices	$/bbl
40.08	38.16	27.54		WOUSA	35.53	27.54
40.68	38.68	27.60		USA	36.15	27.24
40.17	38.23	27.55		Global	35.61	27.50

$/thousand scf				Realised Gas Prices	$/thousand scf
3.84	3.55	3.38		Europe	3.68	3.30
3.21	2.82	2.82		WOUSA (including Europe)	2.99	2.71
7.27	6.18	4.65		USA	6.33	5.61
3.85	3.50	3.14		Global	3.59	3.30

[1]	Q4 on Q4 change

Operational data — Downstream

QUARTERS					FULL YEAR
Q4	Q3	Q4
2004	2004	2003%[1]			2004	2003	%
thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,767	1,784	1,820		Europe	1,770	1,776
940	1,019	950		Other Eastern Hemisphere	962	956
1,031	1,009	1,118		USA	1,055	1,079
386	393	373		Other Western Hemisphere	375	356

4,124	4,205	4,261	-3		4,162	4,167	—

				OIL SALES
2,773	2,799	2,773		Gasolines	2,760	2,763
842	898	793		Kerosines	833	798
2,537	2,469	2,389		Gas/Diesel oils	2,398	2,311
801	777	806		Fuel oil	849	820
746	747	794		Other products	760	753

7,699	7,690	7,555	+2	Total oil products*	7,600	7,445	+2
4,837	5,580	4,838		Crude oil	5,160	4,769

12,536	13,270	12,393	+1	Total oil sales	12,760	12,214	+4

				*comprising
2,122	2,179	2,248		Europe	2,112	2,137
1,299	1,312	1,304		Other Eastern Hemisphere	1,320	1,288
2,500	2,550	2,447		USA	2,516	2,392
745	757	775		Other Western Hemisphere	744	749
1,033	892	781		Export sales	908	879

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,575	3,532	3,459		Base chemicals	14,184	13,165
2,252	2,433	2,475		First line derivatives	9,499	9,779
137	115	38		Other	477	164

5,964	6,080	5,972	—		24,160	23,108	+5

				**comprising
2,376	2,586	2,564		Europe	10,159	9,902
1,348	1,389	1,426		Other Eastern Hemisphere	5,526	5,397
2,079	1,937	1,821		USA	7,819	7,108
161	168	161		Other Western Hemisphere	656	701

$ million				CHEMICAL SALES — NET PROCEEDS[3]	$ million
2,244	2,134	1,444		Europe	7,873	5,617
1,327	1,234	845		Other Eastern Hemisphere	4,530	3,092
1,863	1,587	1,121		USA	6,159	4,369
182	170	(69)		Other Western Hemisphere	616	486

5,616	5,125	3,341	+68		19,178	13,564	+41
591	617	578		By-products	2,311	1,622

6,207	5,742	3,919	+58		21,489	15,186	+42

1 Q4 on Q4 change
2 Excluding volumes sold by associate companies, chemical feedstock trading and by-products
3 Excluding proceeds from associate companies and chemical feedstock trading

Capital investment

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2004	2004	2003		2004	2003
			Capital expenditure:
			Exploration and Production:
2,426	1,871	1,893	World outside USA	7,457	6,752
210	172	342	USA	930	1,377

2,636	2,043	2,235		8,387	8,129

			Gas & Power:
298	360	310	World outside USA	1,325	989
4	5	9	USA	32	32

302	365	319		1,357	1,021

			Oil Products:
			Refining:
304	163	230	World outside USA	691	489
108	55	142	USA	284	454

412	218	372		975	943

			Marketing:
695	232	559	World outside USA	1,269	1,156
94	45	129	USA	160	268

789	277	688		1,429	1,424

			Chemicals:
81	38	53	World outside USA	172	139
85	39	100	USA	194	331

166	77	153		366	470

87	54	105	Other segments	220	265

4,392	3,034	3,872	TOTAL CAPITAL EXPENDITURE	12,734	12,252

			Exploration expense:
301	175	378	World outside USA	771	784
165	110	130	USA	352	275

466	285	508		1,123	1,059

			New equity investments in associated companies:
147	94	188	World outside USA	430	365
7	4	112	USA	251	393

154	98	300		681	758

93	90	(163)	New loans to associated companies	377	225

5,105	3,507	4,517	TOTAL CAPITAL INVESTMENT*	14,915	14,294

			*comprising
3,183	2,403	2,744	Exploration and Production	9,868	9,337
304	387	465	Gas & Power	1,633	1,511
1,242	503	1,089	Oil Products	2,466	2,406
285	158	21	Chemicals	705	599
91	56	198	Other segments	243	441

5,105	3,507	4,517		14,915	14,294

Basic earnings per share (Note 1, 9)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2004	2004	2003		2004	2003
			ROYAL DUTCH
1.03	1.31	0.48	Net income per share (€)	4.43	3.31
1.34	1.60	0.57	Net income per share ($)	5.50	3.68
1.18	1.07	0.42	CCS earnings per share (€)	4.19	3.38
1.53	1.31	0.50	CCS earnings per share ($)	5.22	3.77

			SHELL TRANSPORT
10.2	12.5	4.7	Net income per share (pence)	42.7	32.3
1.14	1.37	0.48	Net income per ADR ($)	4.69	3.15
11.7	10.2	4.2	CCS earnings per share (pence)	40.5	33.1
1.30	1.12	0.43	CCS earnings per ADR ($)	4.45	3.22

Diluted earnings per share (Note 1, 9)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2004	2004	2003		2004	2003
			ROYAL DUTCH
1.03	1.31	0.48	Net income per share (€)	4.42	3.31
1.33	1.60	0.57	Net income per share ($)	5.49	3.68
1.18	1.07	0.42	CCS earnings per share (€)	4.18	3.38
1.53	1.31	0.50	CCS earnings per share ($)	5.21	3.77

			SHELL TRANSPORT
10.2	12.5	4.7	Net income per share (pence)	42.7	32.3
1.14	1.37	0.48	Net income per ADR ($)	4.69	3.15
11.7	10.2	4.2	CCS earnings per share (pence)	40.5	33.1
1.30	1.12	0.43	CCS earnings per ADR ($)	4.45	3.22

Notes

NOTE 1.   Reserves restatement (financial impact)

     The Group financial statements and related notes in this announcement do not yet take into account the financial impact of the reserves restatement, as work in this regard is not finalised. Based on work to date, the impact on cumulative earnings after tax over the period 2000-2004 is expected to be around $700 million, equivalent to around 1% of income over the five-year period. A number of small impairments to assets associated with the restatement are also expected, with the total earnings after tax estimated at some $20 million.

     The Group intends in 2005 to amend its prior year financial statements on Form 20-F and to disclose restated 2003 and 2004 quarterly financial statements in a press release. The final financial impact will be described fully with the filing of the 20-Fs and in the publication of the Annual Reports.

NOTE 2. Accounting policies

     The quarterly Group financial statements have been prepared on a US GAAP basis.

     The Group’s accounting policies are unchanged from those set out in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 54 to 57.

     US accounting standard FAS 143 was effective for the Group from the first quarter of 2003 and requires that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter of 2003.

     The quarterly Group financial statements reflect the impact of the reserves restatement reflected in the 2003 Form 20-F filed on 30 June, 2004 and the change in accounting policy for inventories, the change in the treatment of exploration cost and the change in the treatment of certain gas contracts consistent with the 2003 annual report (see Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 52 to 54).

     The Group Financial Statements have been prepared on a US GAAP basis, which differs from accounting principles as required by Netherlands law (Netherlands GAAP).

     Net income on a Netherlands GAAP basis for 2004 is $18,284 million (2003: $12,074 million). In the second half of 2004, under Netherlands GAAP certain previously taken impairments of Exploration and Production assets were reversed ($485 million) and certain US tolling assets in Gas & Power and Chemicals assets were impaired ($461 million). Amortisation of goodwill for the year 2004 was $167 million. The remaining differences in net income between Netherlands and US GAAP in 2004 relate to the provision for deferred taxes on undistributed earnings of associated companies and on differences between fiscal and functional currency, in the provision for future costs of onerous contracts and in the timing of recognition of gains on sales and operating leasebacks.

     Basic and diluted earnings per share on a Netherlands GAAP basis are €0.06 lower than under US GAAP for Royal Dutch (2003: €0.11) and 0.6p (2003: 1.1p) lower for Shell Transport.

NOTE 3. Earnings on an estimated current cost of supplies (CCS) basis

     To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. It should be noted that CCS earnings is not a measure of financial performance under generally accepted accounting principles in the USA.

     On this basis, for the Oil Products segment cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 4. Discontinued operations

     In view of the increased significance of the Group’s divestment programme in 2004, additional information is being provided on discontinued operations of Group consolidated companies, which comprise those disposed of during 2004 and those remaining as held for sale at December 31, 2004. Associated companies and other investments are excluded.

     Income from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided separately in the statement of income.

     Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 13, are as follows:

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2004	2004	2003		2004	2003
Unaudited	Unaudited			Unaudited
233	9	21	Exploration and Production	358	79
72	4	3	Gas & Power	86	19
911	65	(96)	Oil Products	1,198	35
(9)	(15)	(57)	Corporate	(52)	(99)
(32)	(29)	(6)	Minority interests	(88)	(13)
1,175	34	(135)	CCS earnings	1,502	21
(2)	42	16	CCS adjustment for Oil Products	58	4
1,173	76	(119)	Net income	1,560	25

     The net assets held for sale by Group consolidated companies at December 31, 2004, which are included within the statement of assets and liabilities on page 14, total $610 million.

     Operational data relating to these discontinued operations included within the tables on page 17 and page 19 are:

QUARTERS			(thousand boe/d):	FULL YEAR
Q4	Q3	Q4
2004	2004	2003		2004	2003
Unaudited	Unaudited			Unaudited
6	10	35	Crude oil and natural gas production	10	36
200	288	251	Refinery processing intake	267	269
147	234	238	Oil sales	221	234

     Basic earnings per share for 2004 on a US GAAP basis for continuing operations were €4.07 for Royal Dutch and 39.1p for Shell Transport. Basic earnings per share for 2004 on a US GAAP basis for discontinued operations were €0.36 for Royal Dutch and 3.6p for Shell Transport.

     NOTE 5. Return on average capital employed (ROACE)

     ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

     Components of the calculation ($ million):

Net income (four quarters)	18,536
Group share of interest expense after tax	671
ROACE numerator	19,207
Group share of Capital employed — opening	92,069
Group share of Capital employed — closing	98,827
Group share of Capital employed — average	95,448
ROACE	20.1%

     NOTE 6. Earnings by industry segment

     Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

     NOTE 7. Statement of cash flows

     This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 8. Contingencies and litigation – Reserves recategorisation

     In connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, the UK Financial Services Authority (FSA) and the US Securities and Exchange Commission (SEC) issued formal notices of investigations against Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc (collectively, the “Companies”). Consistent with the terms of the previously announced agreements in principle and without admitting or denying the findings and conclusions in the FSA’s Final Notice and the SEC’s Cease and Desist Order, the Companies have reached settlements with the FSA and SEC resolving the FSA’s and SEC’s investigations into the Companies. Still pending in relation to the recategorisation issues are a number of lawsuits in the United States, a criminal investigation by the United States Department of Justice, and investigations by Euronext Amsterdam, the Dutch Authority for the Financial Markets, and the California Department of Corporations. With respect to these pending actions and investigations, management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 9. Earnings per share

     Group net income, before parent companies’ own cost and income, is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2003 Annual Reports and Accounts in Note 1 on page 52). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

     In the first quarter of 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders’ meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on June 28, 2004 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

     With effect from the fourth quarter of 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share.

     Basic earnings per share calculations, are based on the following weighted average number of shares:

	Q4	Q3	Q4	Full Year	Full Year
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,012.4	2,018.2	2,033.1	2,023.2	2,036.7
Shell Transport shares of 25p (millions)	9,440.1	9,460.4	9,519.1	9,480.4	9,528.8

     Diluted earnings per share calculations are based on the following weighted average number of shares. This includes dilutive number of shares (stock options currently in-the-money) and excludes shares held by Group companies:

	Q4	Q3	Q4	Full Year	Full Year
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,016.1	2,020.7	2,034.0	2,025.5	2,037.4
Shell Transport shares of 25p (millions)	9,450.9	9,465.4	9,520.8	9,484.5	9,531.5

     Shares at the end of the following periods are:

	Q4	Q3	Q4
	2004	2004	2003
Royal Dutch shares of €0.56 (millions)	2,012.6	2,012.2	2,033.1
Shell Transport shares of 25p (millions)	9,440.5	9,439.9	9,519.2

     One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares. All amounts shown throughout this report are unaudited.

Appendix 2: Market Commentary

The average of Brent crude prices in the fourth quarter was $44.05 a barrel compared with $29.45 a barrel in the same quarter last year. WTI prices averaged $48.30 a barrel compared with $31.15 a year earlier.

Brent crude prices averaged $38.30 a barrel in 2004 compared with $28.85 in 2003, while WTI averaged $41.50 a barrel compared to $31.05 a year earlier. Crude prices rose steadily during the first three quarters of 2004 and reached a high during the fourth quarter.

In the fourth quarter of 2004, Henry Hub gas prices averaged $6.25 per million Btu, compared with $5.47 in the third quarter of 2004 and $5.08 in the fourth quarter of 2003. Prices reflected the impact of offshore production losses following platform and pipeline damage inflicted by hurricanes and anticipation of colder weather. High storage levels moderated prices.

For the full year of 2004, Henry Hub gas prices averaged $5.87 per million Btu compared with $5.62 in 2003. Despite milder weather in both heating and cooling seasons, overall demand was essentially unchanged. On the supply side, US domestic production was slightly down, despite record high drilling activity, partly because of hurricane damage; imports from Canada and of LNG were higher.

In the fourth quarter of 2004, industry refining margins averaged $6.50, $11.65, $5.50 and $5.10 a barrel in the US Gulf Coast, US West Coast, Rotterdam and Singapore, compared to $4.10, $6.65, $2.30 and $1.20 a barrel in the same period last year. US and European margins remained strong during the first half of the fourth quarter with seasonal turnaround activities but declined in the latter half as refineries resumed normal operations. Singapore margins were firm early in the quarter reflecting Chinese demand for gasoline and gasoil and demand for gasoline from Australia with the start of the driving season. However margins later declined due to lower demand from China and a mild winter in Japan.

In 2004, industry refining margins averaged $8.05, $11.65, $4.50 and $2.90 a barrel in US Gulf Coast US West Coast, Rotterdam and Singapore, compared to $5.10, $6.30, $2.70 and $1.05 a barrel a year earlier. The strong margins in 2004 reflected product demand growth particularly in China and, to a lesser extent, the US.

In the fourth quarter 2004 Petrochemicals demand remained strong. Fourth quarter supply constraints as a result of petrochemicals cracker outages in Europe supported further product price increases and margin gains.

For the full year Petrochemicals demand increased despite the crude oil price escalation and this, together with low levels of inventories, led to an increase in operating rates relative to last year.

In Europe, cracker profitability improved throughout the year as strong ethylene pricing and co-products credits supported naphtha cracker margins, while the strengthening euro tempered the effect of increasing U.S. dollar feedstock costs. In the U.S. price increases in ethylene and co-products (benzene and propylene) offset the impact of the rise in feedstock and energy prices.